COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 www.bakerdonelson.com tara r. ertischek, associate
Direct Dial: 615.726.5672
Direct Fax: 615.744.5672
E-Mail Address: tertischek@bakerdonelson.com
April 20, 2007
VIA E-MAIL AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Christian Windsor
(Mail Stop 4561)

RE:	Greene County Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-141409
Dear Mr. Windsor:
     As counsel for Greene County Bancshares, Inc. (sometimes referred to herein as the “Registrant”), we are responding on behalf of the Registrant to your letters of April 13, 2007 and April 20, 2007 to Mr. R. Stan Puckett regarding the above referenced registration statement. For convenience, we have reproduced the Staff’s comments immediately preceding each of the Registrant’s responses. An amendment to the registration statement has already been filed addressing the comments contained in the letter dated April 13, 2007, and a third amendment to the registration statement is being filed simultaneously herewith to address the comments contained in the letter dated April 20, 2007. No material changes other than those noted in this letter have been made.
Letter dated April 13, 2007
Form S-4
Compensation Discussion and Analysis, page 86
Comment
1.	We note your response to prior comment 35. Please revise this disclosure to identify the members of the peer group used to benchmark executive compensation. Please refer to Section II(B)(1) of Release 33-8732.
Response
     This disclosure has been revised per your comment.

Comment
2.	We note your response to prior comment 37 and 39. We are not able to find revised disclosure which discusses how the company sets target goals, the difficulty of reaching those goals and the amount of discretion that the Committee retains after the goals are set. The reader must also be able to understand the particular aspects of corporate performance which is measured, the manner in which equity and non-equity compensation is awarded and the company’s experience over the reporting period. Please refer to Item 402(b)(1)(v) and 402(b)(2)(i, ii, iii and iv).
Response
     This disclosure has been revised per your comment.
Letter dated April 20, 2007
Form S-4
Material United States Federal Income Tax Consequences of the Merger, page 45
Comment
1.	Please eliminate the language in the last paragraph describing the disclosure as “intended only as a summary” and “not a complete analysis or discussion of all potential tax effects...”
Response
     The above referenced language have been eliminated.
Comment
2.	Please exchange the word “certain” for “material” in the first sentence of your tax opinion. Item 601 requires an opinion on the material federal tax implications of the merger.
Response
     The tax opinion has been revised in accordance with the above referenced comment.
Comment
3.	Also, we note the opinion is in draft form and contains blanks. Prior to effectiveness, file a final, dated opinion with the missing information.
Response
     A final, dated opinion is being filed simultaneously with this letter.
* * * * * * * * * *
     On behalf of the Registrant, we acknowledge that:
     the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the Registrant has been responsive to the Commission’s comments. If there are additional questions or comments, please contact the undersigned.
     Please advise us at your earliest convenience if the Staff will entertain a request for acceleration of the effective date of the registration statement to 5:30 p.m. on April 5, 2007, or as soon thereafter as is practicable.
     Thanking you in advance for your cooperation.
Very truly yours,
BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC
Tara R. Ertischek

cc:	Jessica Livingston
United States Securities and Exchange Commission
Mary Neil Price
     James E. Adams